SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC

Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno

Nicole Crafts LLC

14 Sbar Boulevard

Moorestown, New Jersey 08057

(856) 234-8220

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade

Robert D. Klingler

Bryan Cave LLP

1201 West Peachtree Street, NW

Fourteenth Floor

Atlanta, Georgia 30309

(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.
**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,664.17	Filing Party: Nicole Crafts LLC, Sbar’s Acquisition Corporation, and Adolfo Piperno
Form or Registration No.: Schedule TO	Date Filed: October 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1. to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO ( “Schedule TO”) originally filed on October 18, 2011 by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, relating to the tender offer by Purchaser, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Offer to Purchase.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

Item 4. Terms of the Transaction

The penultimate paragraph of Section 2 – “Acceptance for Payment and Payment for Shares” in the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“If Purchaser does not purchase any tendered Shares pursuant to the Offer for any reason, or if you submit Share Certificates representing more Shares than you wish to tender, Purchaser will return Share Certificates representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” Shares will be credited to an account maintained within the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.”

Item 11. Additional Information

Section (a)(5) of Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On October 11, 2011, a putative class action lawsuit captioned Provoncha v. A.C. Moore Arts & Crafts, Inc., et al., Docket No. C 147-11, was filed in the Superior Court of New Jersey, Chancery Division, Camden County. The complaint names as defendants the members of the Company’s Board, as well as the Company, Parent and Purchaser. The complaint purports to be brought individually and on behalf of similarly situated public shareholders of the Company and alleges, among other things, claims for breaches of fiduciary duties of good faith, loyalty and due care against the Board in connection with the Transactions and that Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint seeks, among other things, injunctive relief, including enjoining the Board, and anyone acting in concert with them, from proceeding with the Transactions; certification of the action as a class action; and an award of attorneys’ fees and other fees and costs, in addition to other relief. The complaint was amended on October 21, 2011 to set forth additional substantive allegations, including allegations that the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 contains materially misleading statements and omits material information. Parent and Purchaser believe the plaintiff’s allegations lack merit and intends to contest them vigorously.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(D)	Amended Class Action Complaint dated October 21, 2011 (Provoncha v. AC. Moore Arts & Crafts, Inc., et. al.)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2011

NICOLE CRAFTS LLC

By:	/s/ ADOLFO PIPERNO
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION.

By:	/s/ ADOLFO PIPERNO
Adolfo Piperno
President

/s/ ADOLFO PIPERNO
Adolfo Piperno

EXHIBIT INDEX

(a)(5)(D)	Amended Class Action Complaint dated October 21, 2011 (Provoncha v. AC. Moore Arts &Crafts, Inc., et. al.)